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SEC FILE NUMBER
0-13667

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	January 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PDG Environmental, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
1386 Beulah Road, Building 801

Address of Principal Executive Office (Street and Number)
Pittsburgh, PA 15235

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As the registrant has previously reported, the registrant’s chief financial officer resigned on April 2, 2007, and the registrant appointed a new interim chief financial officer on April 5, 2007. Due to this transition and working with its independent auditors, the registrant’s financial reporting staff is unable to complete the filing of its Form 10-K for the year ended January 31, 2007 by the prescribed due date. It is anticipated that the required information will be completed and that the Form 10-K will be filed as soon as possible (and no later than the 15th calendar day following the prescribed due date). The registrant could not eliminate the foregoing difficulty without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John C. Regan	(412)	243-3200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that revenue for the year ended January 31, 2007 will be lower than revenue for the year ended January 31, 2006 by approximately 4%. The Registrant expects to report a loss from operations of approximately $5.5 million for the year ended January 31, 2007 as compared to income from operations of $2.0 million in the prior year. Results for the year ended January 31, 2007 were adversely impacted by lower operating margins, higher overhead, charges associated with employee fraud at the Registrant’s Seattle office, a reduction of expected recoveries from contract claims and an increase in bad debt reserves.

PDG Environmental, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

President and CEO
(Title of Registrant)
John C. Regan
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2007	By	John C. Regan